Management's Discussion and Analysis

This discussion and analysis, dated July 23, 2004, of Stantec's operations and financial position should be read in conjunction with the Company's 2003 consolidated financial statements and related notes, as well as Management's Discussion and Analysis included in the 2003 Annual Report and the Report to Shareholders contained in the 2004 Second Quarter Report. The Company continues to use the same accounting policies and methods as those used in 2003. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

This report includes forward-looking statements that are based on current expectations and are therefore subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "expects," "believes," "may," "will," "should," "estimates," "anticipates," or the negative thereof or other variations thereon. We caution readers that, by their nature, forward-looking statements involve risks and uncertainties and that the Company's actual actions or results may differ materially.

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. We may refer to and use the terms "net revenue" and "gross margin" throughout our analysis. Net revenue is defined as gross revenue less subconsultant and other direct expenses. Gross margin is defined as net revenue less direct payroll costs.

OVERVIEW OF SECOND QUARTER 2004

- On April 2, 2004, we completed the acquisition of The Sear-Brown Group, Inc., adding 400 employees and opening up a new geographic market for the Company in the US Northeast and a new practice area in the bio/pharmaceuticals industry.

- On May 31, 2004, we completed the acquisition of GBR Architects Limited, adding 35 employees to our Architecture & Interior Design practice in Winnipeg, Manitoba.

- During the second quarter of 2004, we successfully converted The Sear-Brown Group, Inc.'s operations to our enterprise management system.

- We improved our level of investment in costs and estimated earnings in excess of billings and in accounts receivable (i.e., number of days' revenues) to 116 days at the end of the second quarter from 121 days at the end of the first quarter.

KEY OPERATING RESULTS

The table below summarizes the Company's key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results on a quarter-to-quarter basis:

                                             QUARTER ENDED JUNE 30              TWO QUARTERS ENDED JUNE 30
                                          ----------------------------      ----------------------------------
                                          % OF NET REVENUE   %INCREASE         % OF NET REVENUE     % INCREASE
                                          ----------------   ---------      ---------------------   ----------
                                                              2004 VS.                               2004 VS.
                                           2004       2003      2003           2004         2003       2003
                                          -----      -----   ---------      ----------      -----   ----------
GROSS REVENUE                             115.3%     116.3%      14.9%           114.3%     115.6%      11.7%
NET REVENUE                               100.0%     100.0%      15.9%           100.0%     100.0%      12.9%
Direct payroll costs                       46.5%      47.2%      14.4%            46.2%      47.3%      10.3%
GROSS MARGIN                               53.5%      52.8%      17.3%            53.8%      52.7%      15.3%
Administrative and marketing expenses      41.5%      39.3%      22.5%            41.9%      40.2%      17.7%
Depreciation of property and equipment      2.5%       2.3%      25.4%             2.5%       2.3%      22.8%
Amortization of intangible assets           0.4%       0.3%      59.7%             0.3%       0.3%      10.1%
Net interest expense                        0.7%       0.8%      (2.9%)            0.7%       0.7%       2.6%
Foreign exchange (gains) losses             0.0%       0.2%    (118.5%)            0.0%       0.2%    (105.5%)
Share of income from associated
companies                                   0.0%       0.0%     145.5%             0.1%       0.2%     (56.1%)
INCOME BEFORE INCOME TAXES                  8.4%       9.9%      (1.9%)            8.5%       9.2%       4.3%
Income taxes                                3.0%       3.7%      (4.8%)            3.1%       3.4%       2.3%
NET INCOME FOR THE PERIOD                   5.4%       6.2%      (0.2%)            5.4%       5.8%       5.5%
                                          -----      -----     ------       ----------      -----     ------
OUTSTANDING COMMON SHARES - AS AT JUNE 30, 2004                             18,476,318
OUTSTANDING COMMON SHARES - AS AT JULY 23, 2004                             18,479,118
OUTSTANDING SHARE OPTIONS - AS AT JUNE 30, 2004                              1,308,166
OUTSTANDING SHARE OPTIONS - AS AT JULY 23, 2004                              1,304,166
                                                                            ==========

The following table sets forth selected data derived from our unaudited consolidated financial statements for the eight previous quarters ended June 30, 2004. This table has been prepared in accordance with Canadian generally accepted accounting principles. This information should be read in conjunction with the consolidated financial statements and related notes thereto.

QUARTERLY UNAUDITED FINANCIAL INFORMATION (in thousands of dollars, except earnings per share amounts)

                                 SEPT 30, 2003       DEC 31, 2003       MAR 31, 2004       JUN 30, 2004
                                 -------------       ------------       ------------       ------------
Gross revenue                          120,810            111,616            117,317            136,815
Net income                               7,251              6,350              5,658              6,445
EPS - basic                               0.40               0.35               0.31               0.35
EPS - diluted                             0.38               0.33               0.30               0.33
                                 =============       ============       ============       ============

                                 SEPT 30, 2002       DEC 31, 2002       MAR 31, 2003       JUN 30, 2003
                                 -------------       ------------       ------------       ------------
Gross revenue                          137,939            101,737            108,440            119,076
Net income                               6,009              5,659              5,012              6,457
EPS - basic                               0.33               0.31               0.27               0.35
EPS - diluted                             0.32               0.30               0.26               0.34
                                 =============       ============       ============       ============

The comparability of our quarterly results are impacted by the following items:

                                       Q3 2003 VS.         Q4 2003 VS.        Q1 2004 VS.        Q2 2004 VS.
(in thousands of dollars)                Q3 2002             Q4 2002            Q1 2003            Q2 2003
-------------------------              -----------         -----------        -----------        -----------
INCREASE (DECREASE) IN GROSS REVENUE
DUE TO
Acquisitions completed in current
 and prior two years                       5,500              8,200              4,730             10,080
Net internal growth                       10,471               (721)             9,667              9,399
Impact of foreign exchange rates on
revenue earned by foreign subsidiaries    (6,400)            (6,500)            (5,520)            (1,740)
Impact of change in number of weeks
 reflected in the quarter                (26,700)             8,900                  -                  -
                                       ---------           --------           --------           --------
TOTAL INCREASE (DECREASE)
IN GROSS REVENUE                         (17,129)             9,879              8,877             17,739
                                       =========           ========           ========           ========

Effective January 1, 2003, we converted to a 12-period reporting schedule. Each quarter contains three periods totalling 13 weeks. In 2002 and prior years, we had a 13-period-per-year reporting schedule. Each of the first, second, and fourth quarters contained three periods totalling 12 weeks, and the third quarter contained four periods totalling 16 weeks. As a result, the third quarter of 2003 included three fewer weeks of activity compared to the third quarter of 2002, and the fourth quarter of 2003 contained one more week of activity compared to the fourth quarter of 2002.

GROSS MARGIN

Gross margin as a percentage of net revenue was 53.5% for Q2 04, compared to 52.8% for Q2 03, with a year-to-date gross margin of 53.8% for 2004, compared to 52.7% for 2003. We expect our annual gross margin in 2004 to be in the range of 52 to 54% of net revenues. Margins may fluctuate from quarter to quarter as a result of the mix of projects in progress during any quarter.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue were 41.5% for Q2 04, compared to 39.3% for Q2 03. On a year-to-date basis, administrative and marketing expenses were 41.9% for 2004, compared to 40.2% for 2003 and to our annual expectation of between 39 and 41%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the quarter. In addition, administrative and marketing expenses are influenced by the acquisitions completed in the current and prior two years due to the length of time required for the integration of such acquisitions. In particular, The Sear-Brown Group, Inc. acquisition, the most significant acquisition we have completed to date, has established a presence for our Company in the US Northeast causing us to incur the additional costs of implementing an operating structure in a new region. As a result, we are reflecting an increase in our administrative and marketing costs for the quarter and on a year-to-date basis.

DEPRECIATION OF PROPERTY AND EQUIPMENT

Our new enterprise management system was implemented in Q4 03, with depreciation expense beginning in the last quarter of 2003. Consequently, the first three quarters of 2004 will reflect additional depreciation of approximately $450,000 per quarter related to the new system compared to the depreciation expense recorded for the same quarters in 2003.

AMORTIZATION OF INTANGIBLE ASSETS

The amount of amortization of intangible assets is impacted by the timing of completed acquisitions as well as the type of intangible assets acquired. Backlog is typically amortized over periods of less than one year and, therefore, will impact the comparability of the amortization expense from quarter to quarter and year to year. The acquisitions completed in Q2 04 resulted in an increase in amortization expense of approximately $320,000. Backlog acquired prior to June 30, 2004, will be fully amortized by the end of 2004.

SHARE OF INCOME OF ASSOCIATED COMPANIES

Our investment in Teshmont Consultants Inc. is accounted for using the equity method of accounting. During Q1 03, Teshmont Consultants Inc. disposed of a portion of its business. The resulting gain, net of tax, accounts for $430,000 of the reported income from associated companies reflected in 2003.